Mail Stop 3561

January 8, 2009

Ms. Sandra J. Andre
President and Chief Executive Officer
Sierra Resource Group, Inc.
6767 West Tropicana Avenue
Suite 207
Las Vegas, NV 89103

> **Re: Sierra Resource Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Form 10-Q/A for the Quarterly Period Ended**
> **June 30, 2008**
> **Filed December 29, 2008**
> **File No. 000-25301**

Dear Ms. Andre:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 28

1. We reviewed your response to our prior comment two. Your response did not
    address our comment, thus the comment will be reissued. Please revise to provide
    conclusions regarding your disclosure controls and procedures as required by Item
    307 of Regulation S-K as of the end of the period covered by your report.. If you
    conclude that your disclosure controls and procedures were effective, please provide
    us with the basis for your conclusion. Specifically, address how your lack of
    disclosure regarding the effectiveness of your disclosure controls and procedures led
    you to an effective conclusion regarding these same disclosure controls and
    procedures. If you conclude your disclosure controls and procedures were
    ineffective, disclose any remediation plans that have or will be enacted.

Form 10-Q/A for the Quarterly Period Ended June 30, 2008

Item 3. Evaluation of Disclosure on Controls and Procedures, page 14

2. We reviewed your response to our prior comment eight, noting your deletion of your
    conclusions regarding your disclosure controls and procedures. Please revise to
    provide conclusions regarding your disclosure controls and procedures as required by
    Item 307 of Regulation S-K as of the end of the period covered by your report. If you
    conclude that your disclosure controls and procedures were effective, please provide
    us with the basis for your conclusion. Specifically, address how your lack of
    disclosure regarding the effectiveness of your disclosure controls and procedures led
    you to an effective conclusion regarding these same disclosure controls and
    procedures. If you conclude your disclosure controls and procedures were
    ineffective, disclose any remediation plans that have or will be enacted.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services